Press Release

Your Contact:
Corinne Hoff Aventis Global Media Relations Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Tony Roddam Aventis Global Media Relations Tel: +33 (0)3 88 99 11 38 Tony.Roddam@aventis.com
Aventis Files Patent Infringement Lawsuits Related to Allegra® (fexofenadine HCl) and Allegra-D® (fexofenadine HCl 60 mg/pseudoephedrine HCl 120 mg)

Strasbourg, France—March 10, 2004—Aventis announced today the company, along with AMR Technology, Inc.—a wholly owned subsidiary of Albany Molecular Research, Inc.—has filed additional patent infringement lawsuits against five companies currently seeking approval to produce and market generic versions of Allegra® (fexofenadine HCl) and Allegra-D® (fexofenadine HCl 60 mg/pseudoephedrine HCl 120 mg).

The lawsuits were filed in the United States District Court of New Jersey and are based on United States Patent Nos. 5,581,011 and 5,750,703, which are owned by AMR Technology, Inc. and exclusively licensed to Aventis. These patents, which expire in the late 2013-2015 timeframe, claim fexofenadine intermediates and processes for making fexofenadine.

Aventis previously filed patent infringement lawsuits against the same five companies involved in this latest action on patents claiming methods of using fexofenadine and fexofenadine formulations. Those companies are Barr Laboratories, Inc., Impax Laboratories, Teva Pharmaceuticals, Mylan Pharmaceuticals and Dr. Reddy's Laboratories. These previously-filed lawsuits are also pending in the District Court of New Jersey and Aventis has requested that the newly filed lawsuits involving the process patents be consolidated with the previously-filed lawsuits.

In a conference on March 8, 2004, the District Court of New Jersey set April 15, 2005 as the end date for the discovery phase of these cases. The previously-set trial date of September 2004 is no longer in effect and no new trial date has been scheduled.

Generic or other versions of Allegra that infringe Aventis' intellectual property rights cannot be marketed lawfully until a decision favorable to the other company in any related patent litigation were to occur, or until the automatic 30-month stay of FDA approval has elapsed, whichever comes first.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com Address for visitors: 16, Avenue de l'Europe • Espace Européen de l'Enterprise • F-67300 Schiltigheim

About Aventis
Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.
Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.
US contacts
Lise Geduldig Aventis US Communications Tel.: +1 908 243-6580 Lise.Geduldig@aventis.com	Melissa Feltmann Aventis US Communications Tel: +1 908 243-7080 Melissa.Feltmann@aventis.com